

April 25, 2017

Mail Stop 4631

<u>Via Email</u>
Mr. Bruce Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida. 33172

      Re: **Lennar Corporation**
               Form 10-K for Fiscal Year Ended November 30, 2016
               Filed January 20, 2017
               File No. 1-11749

Dear Mr. Gross:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Terence O'Brien

                     Terence O' Brien
                     Accounting Branch Chief
                     Office of Manufacturing and
                     Construction